THE ALGER PORTFOLIOS

Certificate of Termination

of the

Certificate of Designation for Alger Weatherbie Specialized Growth Portfolio

(formerly Alger American SMid Growth Portfolio, Alger SMid Cap Growth Portfolio and Alger SMid Cap Focus Portfolio)

The undersigned, being the Secretary of The Alger Portfolios (the “Trust”), a trust with transferable shares of the type commonly called a Massachusetts business trust, does hereby certify that, pursuant to the authority conferred upon the Trustees of the Trust by Sections 6.1(b) and 9.3 of the Amended and Restated Agreement and Declaration of Trust dated September 13, 2012, as amended to date (the “Declaration of Trust”), and by the affirmative vote of a majority of the Trustees at a meeting duly called and held on May 23, 2023, Alger Weatherbie Specialized Growth Portfolio, a series of the Trust (the “Series”) authorized pursuant to the Certificate of Designation dated September 21, 2007, as amended, as “Alger American SMid Growth Portfolio,” is terminated effective upon the filing of this Certificate of Termination of the Series with the Secretary of the Commonwealth of Massachusetts. This Certificate of Termination terminates only the Series and not the Trust itself or any other separate series of the Trust.

The Trustees further direct that, upon the execution of this Certificate of Termination, the Trust take all necessary action to file a copy of this Certificate of Termination with the Secretary of State of The Commonwealth of Massachusetts and at any other place required by law or by the Declaration of Trust.

IN WITNESS WHEREOF, the undersigned has set his hand and seal this 30th day of November 2023.

/s/ Tina Payne
Tina Payne, Secretary

ACKNOWLEDGEMENT

State of New York     )

           ) ss.

County of New York )

November 30, 2023

Then personally appeared the above-named Tina Payne and acknowledged the foregoing instrument to be his free act and deed. Before me.

/s/ Stephanie L. Pellecchia #2429981 Notary Public
My Commission Expires: 2/12/2025